April 5, 2019

Mark M. Hedstrom
Chief Financial Officer
Colony Capital, Inc.
515 South Flower Street
44th Floor
Los Angeles, CA 90071

       Re: Colony Capital, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 1, 2019
           File No. 001-37980

Dear Mr. Hedstrom:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
NOI and EBITDA, page 80

1. We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise in future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See
      Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May
      17, 2016. This comment also applies to your characterization of EBITDA within your earnings release.
 Mark M. Hedstrom
Colony Capital, Inc.
April 5, 2019
Page 2
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Business Combinations, page F-15

2. We note your disclosure that no gain or loss is recognized for asset acquisitions unless the fair value of non-cash assets given as consideration differs from the carrying amount of the assets acquired. Please clarify this disclosure for us; in this regard, please address how you determined the carrying amount of the assets acquired in these transactions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer
Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.



                                                                Sincerely,
FirstName LastNameMark M. Hedstrom
                                                                Division of
Corporation Finance
Comapany NameColony Capital, Inc.
                                                                Office of Real
Estate and
April 5, 2019 Page 2                                            Commodities
FirstName LastName